MUTUAL FUND SUPPORT AGREEMENT

This Mutual Fund Support Agreement (“Agreement”) is entered into by Morgan Stanley Smith Barney LLC (“MSSB”), E*TRADE Securities LLC (“E*TRADE”) and Tributary Capital Management, LLC (“Company”). The term “Morgan Stanley” shall refer to MSSB or E*TRADE depending on which entity is providing the services in question.

WHEREAS, Company is the investment adviser for certain families of open-end mutual funds (each a “Fund”, collectively the “Funds”); and

WHEREAS, Morgan Stanley may offer certain Funds through Morgan Stanley’s distribution channels to Morgan Stanley clients (“Clients”).

NOW, THEREFORE, in consideration of the mutual covenants stated below, the parties agree as follows:

1.	Effectiveness. This Agreement shall be effective with respect to MSSB upon the execution of the Agreement, and with respect to E*TRADE when MSSB begins serving as the clearing broker-dealer for transactions in Shares entered through E*TRADE.

2.	Support Fee.

A.	Company hereby agrees to pay Morgan Stanley a mutual fund support fee (“Fee”), at the rates and according to the terms set forth in the attached Schedule A.

B.	Company understands, acknowledges and agrees that payment of the Fee does not entitle the Funds to exclusive or preferential treatment, access or participation within Morgan Stanley’s distribution channels, or inclusion on any “recommended”, “select” or “preferred” list, nor does it provide for preferential consideration in investment recommendations made to Clients.

C.	Company confirms that it will pay the Fee from its own revenues, profits, or retained earnings and not directly from the assets of the Funds.

D.	Company agrees that (i) E*TRADE may allocate all or a portion of the compensation payable by Company to E*TRADE under the Agreement(s) to MSSB, and (ii) MSSB may allocate all or a portion of the compensation payable by Company to MSSB under the Agreement(s) to E*TRADE.

E.	Company understands, acknowledges and agrees that the Fee is separate from, and in addition to fees agreed to by the parties or an affiliate of Company, under separate agreements.

3.	Disclosures. Each party will disclose the Fee to the extent required by applicable law and the rules of self-regulatory organizations and otherwise will comply with all applicable law with respect to the payment and/or receipt of the Fee.

4.	Arbitration.

A.	If a dispute arises between Company and Morgan Stanley with respect to this Agreement which the parties are unable to resolve themselves, it shall be settled by arbitration in accordance with the then-existing FINRA Code of Arbitration Procedure (“FINRA Code”). The parties agree, that to the extent permitted by the FINRA Code, the arbitrator(s) shall be selected from the securities industry and the arbitration proceedings shall be held in New York City.

B.	The provisions of this Section shall survive the termination of this Agreement.

5.	Governing Law. This Agreement shall be governed by the laws of New York State without application of the conflicts of law principles thereof.

6.	Schedules. All Schedules, as may be added and/or amended from time to time, are incorporated herein by reference and made a part of this Agreement.

7.	Entire Agreement. This Agreement, including any Schedules, constitutes the entire agreement between the parties hereto with respect to the specific matters dealt with herein, and supersedes any previous agreements and documents with respect to such matters.

8.	Amendment. This Agreement may be amended only upon the written agreement of the parties hereto.

9.	Assignment. Company may not assign this Agreement without the prior written consent of Morgan Stanley which consent shall not be unreasonably withheld. Morgan Stanley may (1) assign this Agreement to any affiliated entity upon 30 days’ written notice to the Company and/or (2) remove E*TRADE from this Agreement at MSSB’s sole direction upon 30 days’ written notice to Company.

10.	Term and Termination of Agreement. This Agreement shall become effective in accordance with Section 1 and shall continue in effect until terminated as provided herein. This Agreement may be terminated by either party hereto at any time upon at least 30 days’ written notice.

Except as otherwise indicated above, this Agreement does not otherwise alter the terms or conditions of the existing agreements between the parties hereto.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by their duly authorized officer.

MORGAN STANLEY SMITH BARNEY LLC

By:	/s/ Margaret Flynn-Martin

Print Name:	Margaret Flynn-Martin

Title:	Managing Director

Date:	1/24/2022

E*TRADE SECURITIES LLC

By:	/s/ Andrew Cohen

Print Name:	Andrew Cohen

Title:	Executive Director

Date:	1/24/2022

TRIBUTARY CAPITAL MANAGEMENT, LLC

By:	/s/ Brittany Fahrenkrog

Print Name:	Brittany Fahrenkrog

Title:	Director of Sales & Client Service

Date:	January 20, 2022

SCHEDULE A

Fee

Company shall pay Morgan Stanley the Fee based on the applicable rate band indicated below for each Fund, applied to Client domestic Fund assets held in brokerage and advisory accounts at Morgan Stanley.

Rate Band
Fund Management Fee*	Fee (in bps)
up to 0.24%	1 basis point
0.25% – 0.29%	2 basis points
0.30% - 0.34%	4 basis points
0.35%- 0.39%	5 basis points
0.40% and above	10 basis points

*	Morgan Stanley will determine each Fund’s management fee on an annual basis using available Morningstar® information or as otherwise provided by Company to Morgan Stanley. The management fee for Funds categorized as “fund of funds,” will be determined by calculating the average management fee of the Fund’s underlying mutual funds.

Calculation Methodology

The amount due to Morgan Stanley shall be the product of (i) the asset value of brokerage and advisory assets in each Fund in a calendar quarter (using the asset value as of the last business day of each quarter) multiplied by (ii) the number of calendar days during such quarter, multiplied by (iii) the quotient of the applicable basis point Fee for each such Fund divided by 365 or 366 during a leap year. The Fee will equal the sum of the amount due for each Fund.

Exclusions

The following categories of Fund assets will be excluded from the calculation of the Fee:

1.	brokerage and advisory account assets held in money market funds;

2.	brokerage and advisory account assets held through a 529 plan account; and

3.	advisory account assets held through a corporate retirement plan governed by the Employee Retirement Income Security Act of 1974, SEP-IRA or SIMPLE-IRA.

Invoicing & Payment

Morgan Stanley shall prepare and deliver to Company a quarterly invoice for the Fee payable to Morgan Stanley. Company will pay the amount due to Morgan Stanley within 45 business days’ after Company’s receipt of an invoice from Morgan Stanley.